Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Cern Corporation
31891 Via Oso
Coto de Caza, CA 92679
www.cerndevice.com

Up to $1,070,000.00 in Common Stock at $0.80
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Cern Corporation
Address: 31891 Via Oso, Coto de Caza, CA 92679
State of Incorporation: DE
Date Incorporated: February 10, 2016

Terms:

Equity

Offering Minimum: $10,000.00 | 12,500 shares of Common Stock
Offering Maximum: $1,070,000.00 | 1,337,500 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.80
Minimum Investment Amount (per investor): $500.00

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

<u>Voting Rights of Securities Sold in this Offering</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

<u>Investment Incentives and Bonuses</u>*

Time-Based:

Friends and Family Early Birds

Invest within 2 weeks + 72 hours and receive 10% bonus shares.

Early Bird Bonus

Invest within the next two weeks and receive 5% bonus shares.

Amount-Based:

$5,000+ | Tier 1

Invest $5,000+ and receive 3% bonus shares

$10,000+ | Tier 2

Invest $10,000+ and receive 6% bonus shares

$20,000+ | Tier 3

Invest $20,000+ and receive 10% bonus shares + personal Zoom call with founder/CEO

Loyalty Bonus:

A Loyalty Bonus will be offered to Friends and Family for 5% bonus shares.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

CERN Corporation will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.80 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $80. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Cern Corporation, Inc. (Cern) is an emerging women's health and medical device company based in Southern California commercializing a safe, effective, first-in-class,

non-drug therapeutic treatment for fungal and bacterial vaginosis. Cern's patent-protected product is a tampon-sized insertable device that delivers low-energy microbicidal light directly to the site of infection. The Cern Device™ addresses a global unmet need for an alternative therapy, not dependent on broad-spectrum antibiotic, or antifungal drugs to treat a significant population of women who are unable to utilize or respond poorly to conventional drug-based treatment due to poor immunocompetency, drug-resistant pathogen, persistent or recurrent infections, adverse drug interactions as well as pregnancy. Cern has been granted both utility and design patents for our principle device referred as The Cern Device for treatment of fungal and bacterial GYN indications. Cern has also received a supportive assessment as to "Freedom to Operate". Cern has filed for patents internationally. Additional utility patents have also been filed with the USPTO.

Competitors and Industry

Industry

The global FemTech Market Size accounted for $40.2B in 2020 and is projected to grow an average CAGR of 13.3% from 2020 till 2025 to reach $79.4B. Despite increasing interest in recent years, we believe the industry remains underestimated and has high growth potential.

The key market drivers can be divided into 2 groups: those related to women's health and fertility and others - with women's income. The first group includes life expectancy growth, an increase in their share in the global population, and a change in the level of fertility (increases health care costs). The second group includes an increase in the percentage of women in employment and growth in global GDP. (source: www.femtech.health)

As a new industry, FemTech includes a number of technologies dedicated to improving of women's health and wellbeing. By developing solutions for pregnancy, nursing care, women's sexual wellness, reproductive system healthcare, menopause solutions, female oncology, and general healthcare, FemTech seeks to fulfill unmet women's needs. The Cern Device may address a number of these key areas in that the device may be of interest to those seeking to become pregnant so as to avoid complications associated with bacterial vaginosis of which 16% are symptomatic, the balance asymptomatic. Oncology from the perspective that bacterial counts may be driven down which can present issues associated with a yeast infection, as well as general healthcare with the goal of enabling women to use fewer drugs.

Competitors

Cern's principal competition are drug therapies comprised of oral (systemic) and topical therapies, many of which are generic. New companies include Gedea Biotech/pHyph and SCYNEXIS, which focus on novel, non-generic vaginosis drug treatments, principally as prescriptives. The most dominant companies supplying pharmacological products to the market include Pfizer Inc., Merck & Co., Novartis AG, Bayer AG, Lupin Pharmaceuticals, Inc., Symbiomix Therapeutics Inc., Mission

Pharmacal Company, Teva Pharmaceutical Industries Ltd., Janssen Pharmaceuticals Inc., and Lumavita AG.

The underlying theme remains that Bacterial Vaginosis and Recurrent Vulvovaginal Candidiasis are significant issues and that the market will continue to attract new companies to develop therapeutics. The fact is, these companies are focused on the use of drugs, mostly systemic. We believe Cern offers a significant science-based alternative to these drug-based approaches while appealing to a growing population seeking to avoid drugs whenever possible.

Current Stage and Roadmap

Cern's development has been focused on securing patents (core utility and design patents now granted to Cern and evolving with additional filings) and proof of concept. The company has endeavored to validate the use of low-level microbicidal light as being effective in mitigating specific fungal and bacterial pathogens associated with yeast and bacterial vaginosis. This has been done through in vitro testing (lab or petri dish), in-vivo ovine model for preliminary safety (fungal and bacterial pathogens do not behave in animals as they do in humans thus limiting viability of an animal efficacy model), as well as the use of ex-vivo cytotoxicity focusing on the effects of microbicdal light on murine mucosal explant tissue. We believe all data has proved supportive for Cern to develop devices for human early feasibility study for which Cern has secured sites for.

The Team

Officers and Directors

Name: Gregg A. Klang

Gregg A. Klang's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, President, CFO
  Dates of Service: February 10, 2016 - Present
  Responsibilities: All aspects of strategy and day to day operations. Gregg holds 14,153,195 Common Stock and does not draw a salary at this time.

Other business experience in the past three years:

- **Employer:** Nuance Energy
  Title: VP of Sales
  Dates of Service: September 10, 2017 - November 20, 2019
  Responsibilities: Business Development

Other business experience in the past three years:

- **Employer:** Sandler Partners
  Title: Director of Business Development
  Dates of Service: January 11, 2011 - Present
  Responsibilities: This is an independent contractor role enabling my to maintain telecom revenue from various contracts sold on commissions only basis.

Name: Annette M. Walker

Annette M. Walker's current primary role is with City of Hope. Annette M. Walker currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board of Directors
  Dates of Service: July 21, 2021 - Present
  Responsibilities: Strategy. Currently does not take a salary but receives equity compensation with Non Statutory Options totaling: 136,000

Other business experience in the past three years:

- **Employer:** City of Hope
  Title: President, Orange County Region
  Dates of Service: July 01, 2018 - Present
  Responsibilities: Developing a world-class cancer center and network of care to deliver breakthrough therapies at lifesaving speed to the 3.2 million residents of Orange County. Recruiting the best-in-the-nation for clinical research, advanced treatments, and highly innovative prevention and early diagnosis. Noted by several Orange County organizations as a top community influencer and advocate who is rapidly transforming the regional health care landscape.

Name: Dr. David C. Lagrew

Dr. David C. Lagrew's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board of Directors
  Dates of Service: July 21, 2021 - Present
  Responsibilities: Strategy. Currently does not take a salary and is compensated by equity in Cern Corporation receives but equity compensation with Non Statutory Options totaling: 136,000

Other business experience in the past three years:

- **Employer:** Providence St. Joseph

Title: Executive Medical Director, Women's Services
Dates of Service: October 01, 2016 - July 01, 2022
Responsibilities: Regional Executive Medical Director for Women's Services to develop the Ministry's Centers of Excellence and regional Clinical Institute of Women's Health. Aligning efforts with the Providence Health System's Women's initiatives.

Other business experience in the past three years:

- **Employer:** Hoag Hospital
  Title: Chief of Service, Maternal Fetal Medicine
  Dates of Service: July 01, 2022 - Present
  Responsibilities: American Board of Preventive Medicine - Clinical Informatics

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired; however, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your

investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. In addition, FORWARD LOOKING STATEMENTS This Business Plan contains "forward-looking statements," which include information relating to future events, future financial performance, financial projections, strategies, expectations, competitive environment and regulation. Words such as "may," "should," "could," "would," "predicts," "potential," "continue," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," and similar expressions, as well as statements in future tense, identify forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved. Forward-looking statements are based on information we have when those statements are made or management's good faith belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to: • our lack of operating history; • the expectation that we will incur operating losses for the foreseeable future; • our current and future capital

requirements to support our development and commercialization efforts for our Cern Device™ and our ability to satisfy our capital needs; • our dependence on our Cern Device™, which is still in early stages of development; • our ability to attract and retain key executives and medical and scientific personnel; • our ability to obtain approval from the FDA or other regulatory agencies in different jurisdictions; • our lack of a sales and marketing organization and our ability to commercialize our Cern Device™ or any future products if we obtain regulatory approval; • our dependence on third-parties to manufacture our product candidates; and • our ability to maintain or protect the validity of our patents and other intellectual property.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation.

We may never have an operational product or service
It is possible that there may never be an operational device for treatment of vaginal infection or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our microbicidal light treatment for mitigation of yeast and bacterial vaginosis. Delays or cost overruns in the development of "The Cern Device" and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have

much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Cern Corporation initially was formed on February 10th, 2016. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Cern Corporation has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it’s because you think that The Cern Device is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns Utility and Design patents, trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval’s that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell products is dependent on outside government regulations such as the FDA (Food and Drug Administration) and other relevant government laws and

regulations. The laws and regulations concerning the selling of products may be subject to change and if they do then the selling of products may no longer be in the best interest of the Company. At such point, the Company may no longer want to sell products and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Cern Corporation or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Cern Corporation could harm our reputation and materially negatively impact our financial condition and business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Gregg A. Klang	14,153,195	Common Stock	94.0%

The Company's Securities

The Company has authorized Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,337,500 of Common Stock.

Common Stock

The amount of security authorized is 50,000,000 with a total of 15,008,275 outstanding.

Voting Rights

1 vote per share. Please see Voting Rights of Securities Sold in this Offering.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Certain holders of Common Stock have material rights laid out in the Company's Stockholder Agreement. StartEngine investors will not be signing onto the Stockholder Agreement. The material rights laid out in the Stockholder Agreement are as follows:

Liquidation Rights

Restrictions on Transfer

Right of First Refusal

Drag-Along Rights

Non-Competition

Preferred Stock

The amount of security authorized is 10,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

B. Preferred Stock

The Preferred Stock may be issued from time to time in one or more series. The Board is hereby expressly authorized to provide for the issue of any or all of the unissued and undesignated shares of the Preferred Stock in one or more series, and to fix the number of shares and to determine or alter for each such series, such voting powers, full or limited, or no voting powers, and such designation, preferences, and relative, participating, optional, or other rights and such qualifications, limitations, or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board providing for the issuance of such shares and as may be permitted by the DGCL.

3. Liquidation Rights. Subject to applicable law and the rights, if any, of the holders of any series of Preferred Stock then outstanding, in the event of a liquidation, dissolution or winding-up of the Corporation, the holders of the Common Stock shall be entitled to receive the assets of the Corporation available for distribution to its stockholders ratably in proportion to the number of shares of Common Stock held by them.

What it means to be a minority holder

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the “CEO”), or his or her successor, as your voting proxy. You are trusting in management discretion in

making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

The Company has not had any recent offering of securities in the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and

results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

Cern Corporation has been engaged in research and development of a novel treatment for fungal and bacterial vaginosis. The company has spent initial years validating science as well market potential. Only when utility patents were granted to Cern did we fully engage in research and development. Covid hitting in 2019 stagnated efforts to some degree. In 2022, Cern had developed significant foundational material so as to move further toward our first round of external funding. A raise of $1,070,000 via Start Engine has the ability to finance Cern Corporation for up to 24 months. These funds will principally be used for hardware/device development as well as microbiology research and development including in vitro and ex vivo microbiology which have been brought "in-house".

Foreseeable major expenses based on projections:

Cern sees our major expense areas for this round of finance to be as follows...

Microbiology: Cern has the ability to conduct in vitro and ex vivo microbiology in house providing a significant cost advantages over work assigned out to contract research organisations (CRO's). Although reduced, expenditures associated with testing for pathogen susceptability, cyctoxicity and dose response remain a major focal area.

Hardware Development: Cern will work with an outside engineering resource for comprehensive development of The Cern Device. Stages of development include a minimally viable device which meets appropriate design, safety and quality standards so as be appopriate for early feasibility tests under guidelines of being an Investative Device Execption (IDE) submitted to an Independent Review Board (IRB) so as to facility

In Vivo animal "Safety": There is no animal model for testing efficacy using pathogens associated with human yeast and bacterial infection of the lower GYN tract. as such, animal testing is limited to "safety only".

Early Feasibility Study: Will be conducted at a women's clinic associated with a significant healthcare provider prinicpally located in the Western States. Cern will likely be aided by an external organization who will facilitate an early feasibility clinical study.

Payroll: In-house payroll will be limited and likely not exceed two full-time employees focused on management of the overall development process as well as an in-house engineering resource responsible for product development with oversight of the external contract development huse for hardware.

Intellectual Property: Cern has significant IP now granted and in-place. Cern will continue to evolve papents already under review by the USPTO as well as increase the breadth of our IP so as to cover Cern internationally in key regions of the world. Additional provisional patents are and have been filed which will necessitate support.

Future operational challenges:

Operational challenges may include

Hardware development

Regulatory guidance

Software development to operate the device externally

Future challenges related to capital resources:

Future challenges associated with capital resources will involve having sufficient capital to address the following areas:

Key team Positions: These will include in house engineering resource/resources as well as marketing and sales.

Hardware development: Cern will work with an appropriate medical deveice, hardware organization who's focus will be the productization of a commercially viable product inclusive of all requisite features.

Software development: The Cern Device is a platform for women's health. As such, the Smartphone will be leveraged as the principal means of control.

Comprehensive clinical evaluation and management of trial: Cern will move to a comprehensive clinical trial which will be regional thrughout the US so as to better understand use of the device incorporating multi-ethnic and regional diversity.

Future milestones and events:

Key Milestones are essential to any companies growth in valuation and return on shareholder investment. Key milestones for Cern involve Development of minimally viable device (MVD), Early Feasibility Study with supportive results respective of safety and efficacy followed by comprehensive development of a commercially viable device inclussive of key features. This commercially viable device will be tested in an extensive clinical trial nationally. Using results from our clinical study, Cern will then submit for FDA clearance. Market adoption will then be our focus. Cern will leverage relationships with Key Opinion leaders and clinics for placement and use of The Cern Device.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Cern has to date been internally funded with cash being infused as needed to attain key milestones. Cash infusion has been converted to equity through 2021. As of July 2022, the company has approximately $10,000 cash on hand with access to additional as/when needed.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Funds made available through Start Engine will be the primary source of funding development of The Cern Device Cern will also be applying for grants through various agencies as well as seeking mutually beneficial relationships with key strategic organiziations.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Cern sees funds derived from StartEngine as accounting for 75% of whaat is used for development of The Cern Device.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If only the minimum is raised, we can operate for at least 10 months. Expenses are based on costs of development, salaries, consulting costs, development costs, costs of intellectual property maintenance as well as development, and costs associated with microbiology. Our monthly burn rate is estimated at $10,000/month.

Cern sees major expense areas for this round of finance to be as follows...

Microbiology: Cern has the ability to conduct in vitro and ex vivo microbiology in house providing a significant cost advantages over work assigned out to contract research organizations (CRO's). Although reduced, expenditures associated with testing for pathogen susceptibility, cytotoxicity and dose response remain a major focal area.

Hardware Development: Cern will work with an outside engineering resource for comprehensive development of The Cern Device. Stages of development include a minimally viable device which meets appropriate design, safety and quality standards so as be appropriate for early feasibility tests under guidelines of being an

Investigative Device Exemption (IDE) submitted to an Independent Review Board (IRB) so as to facility

In Vivo animal "Safety": There is no animal model for testing efficacy using pathogens associated with human yeast and bacterial infection of the lower GYN tract. as such, animal testing is limited to "safety only".

Early Feasibility Study: Will be conducted at a women's clinic associated with a significant healthcare provider principally located in the Western States. Cern will likely be aided by an external organization who will facilitate an early feasibility clinical study.

Payroll: In-house payroll will be limited and likely not exceed two full-time employees focused on management of the overall development process as well as an in-house engineering resource responsible for product development with oversight of the external contract development huse for hardware.

How long will you be able to operate the company if you raise your maximum funding goal?

A maximum raise of $1,070,000 would likely fund Cern for approximately 24 months. The ability to secure grants as well as other sources of capital will assist. Use of the $1,070,000 to acheive the milespone of minmally viable device used in an early feasibility study wil supporting results will have achieved milestone beiing met and will be leveraged for additional funding either through exansion of Start Enginer offering or with allignment with a strategic investor/investment group.

Regardless of we raise the minimum or maximum amount from the campaign, Cern sees our major expense areas for this round of finance to be as follows...

Microbiology: Cern has the ability to conduct in vitro and ex vivo microbiology in house providing a significant cost advantages over work assigned out to contract research organizations (CRO's). Although reduced, expenditures associated with testing for pathogen susceptibility, cytotoxicity and dose response remain a major focal area.

Hardware Development: Cern will work with an outside engineering resource for comprehensive development of The Cern Device. Stages of development include a minimally viable device which meets appropriate design, safety and quality standards so as be appropriate for early feasibility tests under guidelines of being an Investigative Device Exemption (IDE) submitted to an Independent Review Board (IRB) so as to facility

In Vivo animal "Safety": There is no animal model for testing efficacy using pathogens associated with human yeast and bacterial infection of the lower GYN tract. as such, animal testing is limited to "safety only".

Early Feasibility Study: Will be conducted at a women's clinic associated with a

significant healthcare provider principally located in the Western States. Cern will likely be aided by an external organization who will facilitate an early feasibility clinical study.

Payroll: In-house payroll will be limited and likely not exceed two full-time employees focused on management of the overall development process as well as an in-house engineering resource responsible for product development with oversight of the external contract development huse for hardware.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

As milestones are met we "de-risk" based on efficacy in clinical model shown, Cern will have the ability to bring on additional investors, either inidvidual angels, family office as well as strategics and venture capital.

Cern will pursue grant funding through both the National Science Foundation as well as National Innstitute of Health. Cern has also been in discussion with various venture capital funds who have expressed interest in funding Cern as our valuation grows, milestones are met and scale becomes a larger part of what funidng is used for.

Indebtedness

- **Creditor:** Greenberg Traurig Law / GTLaw
  Amount Owed: $54,000.00
  Interest Rate: 0.0%
  Upon adequate funding of Cern at what is typically that of Series A.

- **Creditor:** Vista IP Law
  Amount Owed: $8,997.52
  Interest Rate: 0.0%

- **Creditor:** Gregg Klang, CEO and President
  Amount Owed: $25,000.00
  Interest Rate: 0.0%

Related Party Transactions

- **Name of Entity:** Gregg A. Klang
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Infusion of capital by founder for continued operations.
  Material Terms: The CEO has personally funded the Company and had non-

interest bearing, due on demand, payables outstanding as of December 31st, 2020 and 2021 in the amounts of $105,253 and $2,513, respectively.

Valuation

Pre-Money Valuation: $12,006,620.00

Valuation Details:

Valuation:

Cern Corporation ("Cern" or the "Company") determined its pre-money valuation based on the assumption that the opportunity, total addressable market, financial projections, and the makeup of the founders and team can achieve the growth and expansion goals as set out in this offering. The valuation was calculated incorporating the factors below:

Market Growth & Trends

During the last years, the global FemTech Market Size reached $40.2B in 2020 and is projected to grow an average CAGR of 13.3% from 2020 to 2025 to reach $79.4B. However, we believe this industry remains underestimated and has high growth potential. Reducing income inequality and unemployment for women will be an important factor in market development. Participation in the labor market for women aged 25 to 54 is still only 63%, compared with 94% for men.

From the beginning of 2020, FemTech market capitalization increased by 116% (from $784B to $955B). The main focus of publicly traded corporations concentrates on the following subsectors of FemTech: Pregnancy and Nursing, Reproductive Health and General Healthcare. Leading companies invest heavily in the development of diagnostic devices and data analytics in those areas. Together these subsectors cover around 70% of the FemTech market.

Most of the publicly traded companies involved in FemTech allocates in North America, particularly 58 companies have headquarters in the US. More than 30% of European companies are located in the UK.

Comparable Competitor Companies

Key Players Operating in The Vaginitis Therapeutics Market

Cern's principal competition is drug therapies comprised of oral (systemic) and topical therapies, many of which are generic. New companies include Gedea Biotech/pHyph and SCYNEXIS, which focus on novel, non-generic vaginosis drug treatments. The most dominant companies supplying pharmacological products to the market include Pfizer Inc., Merck & Co., Novartis AG, Bayer AG, Lupin Pharmaceuticals, Inc., Symbiomix Therapeutics Inc., Mission Pharmacal Company, Teva Pharmaceutical

Industries Ltd., Janssen Pharmaceuticals Inc., and Lumavita AG. Cern has met with Johnson & Johnson and Bayer AG who have both indicated interest. Cern has also received a strong letter of support from Medtronic who sees the device as a significant development in the treatment of fungal and bacterial vaginitis.

Cern is unique as we are taking a completely different approach through the use of low-level microbicidal light.

The underlying theme remains that BV and RVVC are of a significant issue and that the market will continue to attract new companies to develop therapeutics. The fact is, they are focused on the use of drugs, mostly systemic. Cern offers a significant alternative to these drug-based approaches while appealing to a growing population seeking to avoid drugs whenever possible.

The Value of the Company's Assets

Cern's principal assets at this time are based on its IP portfolio and ability to develop and bring the Cern Device to market. Other critical factors include our team and ability to execute on what is a direct path through development. The fact that Cern has filed and been awarded significant IP as well as suppportive assessment of Freedom to Operate in what is regarded as a "white space" opportunity with a market value in excess of $2B US for treatment of fungal and bacterial vaginosis. If Cern executes as planned, and achieves a 10% take rate meaning if 1 in 10 women of a population estimated at 8 million women seeing a physician for treatment elect to use The Cern Device for treatment, this equates to 900,000 units sold in a given year or $180M in revenue with a COGs no more than 20% yielding $144M yearly.

Based upon market size both domestic and global, Recognized significance of an "Unmet Need" with research conducted by an external 3rd party comprised of well known healthcare organizations, IP position associated with Utility and Design patents granted with additional patents pending, Cern's team now in-place, Cern believes a market valuation of $12M is supported.

Management's Prior Achievements & Success

Cern's management consists of experts respective of Healthcare Providers (healthcare systems in which the Cern Device will be trialed and ultimately sold through) as well nationally/internationally recognized clinicians who provide input and will facilitate trials, scientists in the field of microbiology and phisiology as well as medical device development experts.

Business Partnerships & Relationships

Cern alignment with a large West Coast-based healthcare provider facilitated through our board of directors as well as Chief Medical Officer will enable Cern to conduct both early feasibility studies as well as a more advanced clinical study using a fully developed device with data to be submitted to the FDA. Cern also has received requests frrom numerous regional women's healthcare providers to be a trial site with

the ability to distribute the Cern Device within their network once FDA clearance is achieved. Cern has seen significant interest from a number of multinational organizations who may be interested in acquisition based on clinical data evolving. These organizations understand the significance of what Cern has undertaken and upon achievement, may have the ability to disrupt the current standard of care.

Additional factors include the ability to provide a device to a number of segments of medicine beyond just GYN and Obstetrics. Cern has already received an offer for licensing by a joint venture comprised of three large healthcare providers.

The Company set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. The Company only has one class of security outstanding.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Platform Fees*
  94.5%
  StartEngine Platform Fees

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  8.0%
  Expanded digital market presence including, Linked In, Twitter, Facebook, Website along with SEO.

- *Research & Development*
  55.0%
  Product development beyond minimally viable device so as to include additional key product features.

- *Company Employment*
  15.0%
  Key employees as well as advisors and consultants

- *Clinical studies*

16.5%
Cern will conduct initial clinical studies through alliances with healthcare providers. Costs include Independent Review Board fees, building devices, deployment, management of study, preparation of data for FDA.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.cerndevice.com (TBD website in development now).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/cern-

corporation

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Cern Corporation

[See attached]

Cern Corporation (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Cern Corporation

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
June 14, 2022
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2021	**2020**
ASSETS		
Current Assets		
Cash and Cash Equivalents	8,964	8,834
Total Current Assets	8,964	8,834
TOTAL ASSETS	8,964	8,834
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	34,695	34,643
Accounts Payable - Related Party	2,513	105,253
Total Current Liabilities	37,208	139,896
TOTAL LIABILITIES	37,208	139,896
EQUITY		
Common Stock	148,596	2,000
Accumulated Deficit	(176,839)	(133,062)
Total Equity	(28,243)	(131,062)
TOTAL LIABILITIES AND EQUITY	8,964	8,834

Statement of Operations

	Year Ended December 31,	
	2021	**2020**
Revenue	-	-
Cost of Revenue	-	-
Gross Profit	-	-
Operating Expenses		
Advertising and Marketing	2,845	186
General and Administrative	32,748	64,330
Research and Development	8,078	9,150
Total Operating Expenses	43,672	73,665
Operating Income (loss)	(43,672)	(73,665)
Other Expense		
Interest Expense	39	39
Total Other Expense	39	39
Provision for Income Tax	-	-
Net Income (loss)	(43,711)	(73,704)

Statement of Cash Flows

	Year Ended December 31, 2021	2020
OPERATING ACTIVITIES		
Net Income (Loss)	(43,711)	(73,704)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable	52	34,643
Accounts Payable - Related Party	(102,740)	45,311
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(102,689)	79,954
Net Cash provided by (used in) Operating Activities	(146,399)	6,250
FINANCING ACTIVITIES		
Issuance of Common Stock	146,596	-
Owners Pay and Personal Expenses	(66)	-
Net Cash provided by (used in) Financing Activities	146,530	-
Cash at the beginning of period	8,834	2,584
Net Cash increase (decrease) for period	130	6,250
Cash at end of period	8,964	8,834

Statement of Changes in Shareholder Equity

	Common Stock			
	# of Shares Amount	$ Amount	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/20	2,000,000	2,000	(59,358)	(57,358)
Issuance of Common Stock	-	-	-	-
Net Income (Loss)	-	-	(73,704)	(73,704)
Ending Balance 12/31/2020	2,000,000	2,000	(133,062)	(131,062)
Issuance of Common Stock	12,153,195	146,596	-	146,596
Net Income (Loss)	-	-	(43,777)	(43,777)
Ending Balance 12/31/2021	14,153,195	148,596	(176,839)	(28,243)

Cern Corporation
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Cern Corporation ("the Company") was initially formed in California on February 10th, 2016. The Company then converted to a Delaware corporation on April 17th, 2020. The Company plans to earn revenue through sales of a medical device designed to treat fungal and bacterial vaginosis in women. Our technology leverages the qualities of low level microbicidal light to mitigate pathogen. The Company's headquarters is in Coto de Caza CA. The Company's customers will be located in the United States as well as international.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	**Weighted Average Exercise Price**
Total options outstanding, January 1, 2020	20,000	$0.01
Granted	125,000	$0.01
Exercised	-	$0.01
Expired/cancelled	-	$0.01
Total options outstanding, December 31, 2020	145,000	$0.01
Granted	510,080	$0.01
Exercised	-	$0.01
Expired/cancelled	-	$0.01
Total options outstanding, December 31, 2021	655,080	$0.01
Options exercisable, December 31, 2021	318,179	$0.01

	Nonvested Options	Weighted Average Fair Value
Nonvested options, January 1, 2020	-	$0.01
Granted	125,000	$0.01
Vested	-125,000	$0.01
Forfeited	-	$0.01
Nonvested options, December 31, 2020	-	$0.01
Granted	510,080	$0.01
Vested	-173,179	$0.01
Forfeited	-	$0.01
Nonvested options, December 31, 2021	336,901	$0.01

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of t heir fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The CEO has personally funded the Company and had non-interest bearing, due on demand, payables outstanding as of December 31st, 2020 and 2021 in the amounts of $105,253 and $2,513, respectively.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

See Note 3 – Related Party Transactions for details of related party payable.

NOTE 6 – EQUITY

The Company has authorized 64,000,000, divided into two classes of shares, which includes 54,000,000 shares of common stock with a par value of $0.001 per share and 10,000,000 shares of preferred stock with a par value of $0.001 per share. 14,153,195 common shares were issued and outstanding as of December 31st, 2021. There were no preferred stock issues and outstanding as of December 31st, 2021.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through June 14, 2022, the date these financial statements were available to be issued. The Company received $8,000 in advances from its majority shareholder with terms identical to Note 3.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and realized losses every year since inception and may continue to generate losses. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global

stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

CERN Corporation

Microbicidal Light Treatment for Fungal & Bacterial Vaginosis


cerncorporation
YOUR CONCERN IS OUR CONCERN

Website | Coto de Caza, CA | HEALTH TECH

Cern Corporation, Inc. is pre-revenue. We are developing and commercializing an effective, non-drug therapeutic treatment for fungal and bacterial vaginosis. The Cern Device™ uses low-level microbicidal light to mitigate pathogens associated with yeast and bacterial vaginosis in order to promote a healthy microbiome without the need for drugs. The small, device, similar in size to a tampon, is designed for use at home, as needed when needed, based on familiar symptoms. Development to date includes supportive work performed in vitro, ex vivo as well as in vivo (safety). Current work in microbiology expands our understanding of microbicidal light and it's effects on key pathogens associated with yeast and bacterial indications. Results from test data will be used to develop devices suitable for human use which will be validated in an early feasibility study focused on mechanism of action as efficacious in a human model. Cern has been granted utility and design patents along with trademarks. Cern has also received supportive 3rd part assessment specific to Freedom to Operate. Cern Corporation is currently in the pre-revenue and prototype/testing stages of development.

$0.00 raised

0 Investors	$12M Valuation
$0.80 Price per Share	$500.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Reasons to Invest

- We believe the Cern Device™ is the only patented Microbicidal Light device for the treatment of fungal, as well as bacterial vaginosis.
- The global FemTech Market Size accounted for $46.3B in 2021 and is projected to grow an average CAGR of 13.3% from 2020 till 2025 (source).
- Cern has received both utility and design patents along with independent review confirming Freedom to Operate. Our technology and application have been acknowledged by independent science and healthcare experts as what may be a significant break-through for women's health.

OVERVIEW

Cern hopes to enable healthier, empowered lives

As of July 2020, there are over 79 million women in the US between 15-49 (source Center for Disease Control/CDC). According to the CDC, over 21 million women are affected Bacterial Vaginosis (BV) (source).

The Cern Device' mechanism of action may prove efficacious for both yeast as well as bacterial infection which at times may occur simultaneously.

According to the CDC, over 21 million women are affected by Bacterial Vaginosis (BV) (source). Approximately 16% are considered symptomatic and are likely under a physician's care Those that are asymptomatic remain at risk. The Cern Device may have the ability to not only be used as a therapeutic but may be of value prophylactically as well.

With regard to Fungal Vaginitis (Yeast Infection), the CDC reports an estimated 75% of women will have at least one episode of Vulvo Vaginal Candidiasis or VVC, 40%–45% will have two or more episodes. 10-20% of women with Vulvovaginal Candidiasis (yeast infection) can be classified as complicated VVC as well as recurrent which according to the CDC is four or more episodes per year, for which special diagnostic and therapeutic considerations are needed (source).


We believe the
Cern Device™
will be a Revolution
A non-drug solution
to Bacterial Vaginosis
and Yeast infections

We are here to help the millions of women for whom drug based therapy may neither be effective nor appropriate and may be expanded to those who desire to avoid drug based treatment.

The Cern Device™ is designed to serve as an insertable vaginal device, enabling at-home treatment of fungal and bacterial vaginosis, without the need for oral or topical medications. With that, we believe the Cern Device™ is the only patented Microbicidal Light device for these treatments, offering women a safe, convenient alternative for use at home when needed, as needed based on familiar symptoms.


Patented
Microbicidal Light
A safe, convenient
alternative to oral and
topical medications

*Images are computer generated demo versions. Product is still currently under development

THE PROBLEM

We believe we are serving a huge, unmet need

Vaginal infection can be painful, and overall uncomfortable. In fact, Bacterial Vaginosis is present in as many as 21 Million women, with about 16% of them being symptomatic under a doctor's care (source). The majority are undiagnosed, as symptoms may not be present or noticeable. The same technology is also relevant to fungal vaginitis or VVC. The CDC tracks recurrent fungal vaginitis, defined as 4 or more occurrences per year. CDC data indicates as many as 12 Million women are recurrent under a doctor's care, with perhaps 50% or more not responsive to treatment (source).

Based on a National Science Foundation, I-Corp Discovery program conducted by Cern through the University of California at Irvine, Cern was made aware through interviews with physicians that many women do not wait until their fourth occurrence to seek treatment suggesting that CDC data on yeast infections, significant enough to warrant treatment by a doctor may be significantly under-reported and the potential market is significantly greater than statistics may suggest.


Symptoms Of
Bacterial Vaginosis
Discharge
Pain/Itching/Burning
Odor
Symptoms Of
Yeast Infections
Discharge
Itching/Soreness
Intercourse Pain

The same device may have the ability to be used prophylactically and may be valuable to both women who seek to become pregnant so as to help avoid issues associated with bacterial vaginosis and pregnancy. The Cern Device™ is also relevant to so many women who are immunocompromised where conventional drug based therapies may not be desired.

If Left Untreated, Infections Cause...

- Pelvic Inflammatory Disease
- Pregnancy Issues/Infertility
- Pelvic Scarring/Chronic Pain
- STD's: Gonorrhea, Chlamydia
- PID/Increased Risk Of HIV

(source, source)

With that, we believe the current standards of care are neither effective nor appropriate for all. In our view, current systemic antifungal, and antibiotic drugs deliver perhaps 2% of the medication to the targeted area. The remainder must be metabolized through the patient's organs. Not to mention, clinicians and patients alike are concerned with overuse of drugs - whose efficacy can be diminished as pathogens develop resistance (source, source, source).

Antibiotics Aren’t Doing Enough!

- **As Little As 2%** Of The Meds Go To The Targeted Area
- Metabolizing Meds Can Be **Toxic**





(source, source, source)

THE SOLUTION

Introducing Microbicidal Light

The Cern Device™ is designed to be available as a prescription, as it is intended for use at home as needed based on recurrent symptoms - so as to avoid having to repeatedly visit a physician. Instead, the physician will be able to make remote consults, and monitor device usage and outcome.


The Cern Device™



- Localized Treatment
- Microbicidal Light Disrupts Pathogen DNA
- Potentially No Negative Side Effects

*Images are computer generated demo versions. Product is still currently under development

Shaped and sized similar to a tampon, the Cern Device™ can be inserted for 20-40 minutes - aiming to effectively control both bacterial and or fungal infection based on dosage. In a healthy microbiome, naturally occurring yeast and bacteria reside together in a symbiotic relationship. Infections tend to occur when an imbalance or dysbiosis occurs.

The Cern Device™ will utilize specific wavelengths of light to disrupt the pathogen’s DNA - inhibiting the cell's ability to reproduce - and thus, will be able to restore the microbiome to a state of symbiosis.



*Images are computer generated demo versions. Product is still currently under development

The FDA is familiar with low-level microbicidal light and its mechanism of action, yet surprisingly, we don't think they've seen products on the market today for this application. Cern believes this creates what many view as a new white space opportunity, which Cern has identified, received patents for, and is addressing.



The Cern Device™
Fits Your Lifestyle
Use At Home As Needed, When Needed
Reusable—No Need To Throw Money Away On One-Time Medications

*Images are computer generated demo versions. Product is still currently under development

THE MARKET

We think Cern is more than an alternative

In fact, we believe it can solve key issues in women's health and potentially disrupt a large and growing FemTech market.

The global FemTech Market Size accounted for $46.3 Billion in 2021 and is projected to grow an average CAGR of 13.3% from 2020 till 2025. That means it could reach $79.4 billion by 2030 (source).



Women Suffering From
Bacterial Vaginosis
29.2%
21.2M Women Have BV
(mild asymptomatic to symptomatic)
16%
3.5M Women Are Classified As "Symptomatic"
**our immediate target market
Women Suffering From
Yeast Infections
75%
Of Women Have At Least 1 Episode During Life
40-45%
Of Women Have <2 Episodes/Yr
5%
Of Women Have 3+ Episodes As Recurrent Vulvovaginal Candidiasis (RVVC)Under Dr's Care
**our immediate target market

(source, source)

To us, our key differentiators when it comes to market penetration is that our device will potentially be:

- A Non-Drug, avoiding negative drug interactions
- Science-Based Reactive Oxygen Species ("ROS")
- A combatent for "Superbugs"
- Potential for use pre-pregnancy
- May address a significant need amongst immunocompromised
- Platform for Telemedicine

OUR TRACTION

On track to helping women everywhere

Cern is patented having received both utility and design patents in the US with international patents now filed with an ever-expanding IP portfolio evolving. Cern has also received independent review confirming Freedom to Operate and is being acknowledged as what may be a significant break-through for women's health.



Utility + Design Patents Granted
In The United States With International Patents Filed

*Images are computer generated demo versions. Product is still currently under development

Here's a look at some of our other milestones:

- Established a Board of Directors with prominent leaders in healthcare
- Compelling Approach: Selected to present at the International Society for the Study of Vulvovaginal Disease (ISSVD) XXVI World Congress (source)
- Patented (Utility and Design) with International Patents Filed
- Freedom to Operate indicates Cern may be unique and operate unfettered
- Trademarks with additional patents pending
- LA BioStart Life Science Development Program
- FDA Pre-Submission (Denovo 510K)
- Independent Market Assessment: Innovation Institute
- Hospital/Healthcare Provider Interest
- Corporate Interest from organizations such as Medtronic / Bayer AG / J&J
- In-vitro: OakCrest Inst. of Science (Los Angeles)
- In-vivo "Safety" Ovine model
- Univ of Georgia review of Cytology
- Ex-vivo Cytotoxicity/Dose Response: LSU School of Medicine
- National Science Foundation / UC Irvine: I-Corp Customer Discovery validating both need and interest of both clinicians (prescribers) and women (user)


Dr. Melanie Santos, Cern Corporation
Chief Medical Officer
04:53

WHY INVEST

We think women's health should be more inclusive, and accessible

At Cern, we feel we are unique in our approach of:

- Leveraging low level microbicidal light in the visible spectrum
- Potentially mitigating pathogens associated with fungal and bacterial vaginosis through the mechanism of reactive oxygen species
- All done without drugs

Plus, we feel that the interest shown by both users and clinicians indicates there is a significant ready market of those interested in using the device, as well as those interested in prescribing the device.


The Cern Device™ Is A Potentially
Game-Changing Product Women Have Been Waiting For
And Institutions Are Taking Note
Global KOLs & Clinicians
National Science Foundation
Johnson & Johnson, Medtronic, Bayer A.G.
Singularity Institute (Google)
Innovation Institute - Joint Venture Bon Secours/ Cleveland/St. Joe's

*Images are computer generated demo versions. Product is still currently under development

Overall, we believe there isn't another product on the market like the Cern Device™, especially one that's been filed and granted extensive IP.

Join us, and invest in what we believe will be a revolution in women's health!


Cern established as Delaware C Corp
Cern established as Delaware C Corp.
February 2016
June 2018
Utility patent received
Cern receives initial utility patent from USPTO
Freedom to Operate
Cern receives independent review, Freedom to Operate
September 2018
August 2021
Board of Directors
Cern establishes Board of Directors
Launched on StartEngine
Now YOU can own a part of our company!
Month Year
Anticipated: February 2023
Early Feasibility Study
Target completion date for early feasibility study / first in human
Commercial Device Development
Targeted date for completion of commercially viable device
Anticipated: September 2023
Anticipated: December 2023
Clinical Trial
Estimated completion date for clinical trial
FDA Clearance target date
Targeted date for FDA clearance
Anticipated: June 2024
Anticipated: August 2024
Limited Marketing Release
Estimated date product to be released to market as prescriptive device

Meet Our Team



Annette M. Walker

Board of Directors

Annette's current position is President, City of Hope Orange County. An experienced healthcare executive with decades of experience that includes broad roles such as the President of Strategy for Providence St. Joseph Health, the third largest provider organization in the country. Annette has twice been recognized as one of the "Top 100" people in US Healthcare Modern Healthcare, the industry's leading trade journal. In her position at City of Hope, she is responsible for the development of an academic campus that will be Orange County, California's most advanced cancer prevention, treatment and research OP center and hospital. Annette is a solutions architect and nationally recognized strategist, thought leader and author/keynote speaker on transforming the health care industry.



Dr. David C. Lagrew

Board of Directors

David Lagrew, MD OB/GYN is Maternal Fetal Specialist/Clinical Informaticist at Hoag Hospital, Newport Beach, California. Past positions include Executive Medical Director, Women's Services at Providence St. Joseph Health where he manages development of the Ministry's Centers of Excellence and regional Clinical Institute of Women's Health within St. Joseph's/Providence Health. David's background also includes extensive executive experience having held the position of Medical Director at Long Beach Memorial as well as Medical Director, Women's Services at Saddleback Memorial Medical Center prior to his appointment as Executive Director, Women's Services at St. Joseph's. David has recently retired from over 35 years of clinical practice and is regarded as a thought leader within the industry. David works part-time on Cern (2 hours/week).



Dr. Melanie Santos, MD FACOG, FPMRS

Chief Medical Officer

Dr. Santos is a Urogynecology & Reconstructive Pelvic Surgery Specialist in Fullerton, CA with over 17 years of experience in the medical field. Dr. Santos graduated from Albert Einstein College of Medicine of Yeshiva University Medical School in 2004. She completed her residency in Obstetrics and Gynecology at Stanford University, followed by fellowship training for Pelvic Reconstructive Surgery at Emory University. She is affiliated with St. Jude Medical Center, within the Providence St. Joseph Healthcare system. Dr. Santos is Medical Director of Pelvic Health at St. Jude and on executive and national advisory boards for the Providence St. Joseph Women and Children's Institute, while also performing clinical work at St. Jude Heritage Women's Center in Orange County California. Dr. Santos has considerable experience working in the medical device and pharma area as she consults to various entities and is a key-note speaker internal to Providence Health being responsible for communications with GYN related practitioners within the organization. She is also an advocate for women in medicine, developing the Women Physicans Group at her hospital as well as an annual summit for women in healthcare. Melanie works part-time on Cern (5 hours/week on Cern).



Hyunsook Park, PhD

Director of Microbiology

Dr. Park is a Professor of Microbiology at California State University Los Angeles and has over twenty years of research experience on fungal pathogenesis. As a first-generation immigrant and a woman scientist, her research is naturally geared toward the direction of making a profound impact on improving women's health. Using C. albicans as a model fungal pathogen, Dr. Park studied how human fungus recognizes the host environmental changes and initiates infection from a part of the normal microbiome. She also studied developing a combination therapy to overcome the limitation of the current antifungal agents to treat oral and vaginal candidiasis.Positions and Education: 2008 – Current, California State University, Los Angeles, 2002 – 2007, Fungal Pathogenesis Research Group at Harbor-UCLA Medical Center, 1998-2002. Ph.D. in Microbiology at Ewha Womans University, Korea. Hyunsook works part-time on Cern (20 hours/week on Cern).



Todd Peterson, PhD

Chief Science Advsior

Dr. Todd Peterson is the Founder and Principal of GenApex Bio, a life sciences advisory, investment, and board practice company based in Coronado, California. With over 35 years across academic research and industrial R&D, spanning molecular genetics, genomics, cell biology and synthetic biology engineering, his experience encompasses biotechnology, clinical diagnostics, life science research tools, drug discovery and industrial biotechnology markets, products, and technologies. Prior to GenApex Bio, Dr. Peterson was Chief Scientific Officer at the Allen Institute comprising foundational and applied research programs across its Brain Science, Cell Science, Immunology Institutes, and the Paul G. Allen Frontiers Group. Prior to the Allen Institute, Dr. Peterson was Chief Technology Officer at Synthetic Genomics (SGI) where he led an integrated team of scientists, engineers and informaticians to engineer diverse complex living systems. Before joining SGI, he led Synthetic Biology, Cloning and Protein Expression and Genomics R&D at Invitrogen/Life Technologies (now ThermoFisher), a global leader in life science research tools. Dr. Peterson has held industrial R&D leadership and bench scientist positions with increasing responsibilities at Genicon Sciences, Trega Biosciences, Hybritech, Gen-Probe and Immulok, focusing on technology development and product commercialization. Dr. Peterson was a postdoctoral fellow at the Max Planck Institute in Cologne, Germany, received his Ph.D. in Microbiology at the University of Southern California School of Medicine, and received his M.A. in Biological Sciences and his B.A. in Molecular Biology and Biochemistry from the University of California, Santa Barbara. Todd works part-time on Cern (5 hours/week).



Dr. Jack Sobel

Key Advisor

Dr. Sobel is a consulting Physician, Clinical Advisor, and one of the world's foremost authorities on infectious diseases of the GYN tract. Dr. Sobel is a widely published and strongly funded physician-researcher. He has been involved in basic science, translational and clinical research since the inception of his Infectious Diseases Research Fellowship in 1976 at the NIH Laboratory of Clinical Investigation. He has served as a consultant for the U.S. Centers for Disease Control and Prevention's special committee for recommending guidelines for the treatment of sexually transmitted disease. He has served as President of the Michigan Infectious Diseases Society from 1997 to 1999, a Member of the Infectious Diseases Society of America, and the National State President's Committee and the Infectious Diseases Society of America, Practice Guidelines Committee. Jack works part-time on Cern (1 hour/week).



Vern Roohk, PhD

PhD, Physiology

Vern Roohk received his PhD in Physiology and Biochemistry from UC Davis in 1971 and did post-doctoral stints in bioengineering at USC and UCLA over the next few years. He has clinical experience as an ECMO (Extracorporeal Membrane Oxygenation) team member and lab supervisor with the original NIH-funded life-support team at UCI from the mid 1970s. Since then Dr. Roohk has served as lab director and/or IACUC chair for a number of both university and private pre-clinical testing facilities. Dr. Roohk has spent over 50 years in physiology associated with the development and testing of medical devices. Dr. Roohk co-founded American ImmunoTech, LLC, and Vestara in Costa Mesa, CA, which conducted sepsis research utilizing ultraviolet technology in an extracorporeal circuit. Dr Roohk is a recognized expert in Animal Physiology, and in vivo testing. Vern works part-time on Cern (2 hours/week).



Gregg A. Klang

CEO, President and Founder

Founder/Inventor of the Cern Device™. Gregg's background is principally in business and marketing, with most of his career in technical sales and marketing for a Fortune 50 organization. Gregg has senior management experience, an extensive background in global sales and account management, and extensive training through the Boston Consulting Group. His interest in life sciences has generated multiple patents in the medical device space. In the summer of 2019, Cern Corp. was nominated to participate in the LA-BioStart program for CEOs who are bringing novel and disruptive technologies within the life sciences vertical to market. Education: MBA Pepperdine University, BA Economics University California, Irvine. Greg works full-time Cern.

Offering Summary

Company	Cern Corporation
Corporate Address	31891 Via Oso, Coto de Caza, CA 92679
Offering Minimum	$10,000.00
Offering Maximum	$1,070,000.00
Minimum Investment Amount (per investor)	$500.00

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	12,500
Maximum Number of Shares Offered	1,337,500
Price per Share	$0.80
Pre-Money Valuation	$12,006,620.00

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within 2 weeks + 72 hours and receive 10% bonus shares.

Early Bird Bonus

Invest within the next two weeks and receive 5% bonus shares.

Amount-Based:

$5,000+ | Tier 1

Invest $5,000+ and receive 3% bonus shares

$10,000+ | Tier 2

Invest $10,000+ and receive 6% bonus shares

$20,000+ | Tier 3

Invest $20,000+ and receive 10% bonus shares + personal Zoom call with founder/CEO

Loyalty Bonus:

A Loyalty Bonus will be offered to Friends and Family for 5% bonus shares.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

CERN Corporation will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.80 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $80. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative.

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

__Campaign Video__

We believe the Cern Device is one of the first and only patented, microbicidal light device for treatment of Fungal and Bacterial Vaginosis.

The device may offers those, for whom drug-based therapies are neither effective, appropriate, or desired, a safe, convenient alternative without the negative aspects associated with many antifungal or antibiotic drug treatments.

There are over 79 million women in the US between the ages of 19-49. According to the Center for Disease Control, over 9 million women in the US are under a physician's care for treatment of fungal or bacterial vaginosis.

Bacterial Vaginosis is present in as many as 22 million women. With 16% or 3.5 million classified as symptomatic under a doctor's care. The majority are undiagnosed as symptoms may not be present or noticeable.

Recurrent Fungal Vaginitis, defined as 4 or more occurrences per year, is present in as many as 12 million with perhaps 50% not responsive to treatment. This total number is under reported as many women do not wait until their 4th occurrence to seek medical treatment by a physician.

FDA discussions suggest the Cern Device be made available, initially as a prescription.

The device is intended for use at home, as needed, when needed, based on familiar, recurrent symptoms so as to avoid the inconvenience of repeated office visits.

An attending physician may be provided the ability to remote consult as well as monitor device usage and outcome.

Shaped and sized similar to a tampon, the Cern Device, inserted for 30-60 minutes may be effective in controlling both bacterial and or fungal infection based on dosage.

In a healthy microbiome, naturally occurring yeast and bacteria reside together in a symbiotic relationship. When a yeast or bacterial indication occurs, it is most often caused by one achieving dominance over another, moving from symbiosis to dysbiosis.

The Cern Device uses low-level, microbicidal (Pronounced Micro Bycidal) light in the visible spectrum which could be pathogenic to both yeast and bacteria based on dosage.

Specific wavelengths of light, through a process known as Reactive Oxygen Species, disrupt the pathogen cell's DNA, inhibiting their ability to reproduce, enabling the microbiome to return to a state of symbiosis. Data from initial studies indicate the Cern Device may be optimized to treat microbial pathogens without harming beneficial species found in a healthy microbiome.

Systemic antifungal, antibiotic drugs may deliver as little as 2% of the medication to the targeted area. The remainder must be metabolized through the patient's organs and can be

toxic.

Clinicians and patients are concerned with overuse of drugs, whose efficacy is diminished as pathogen develop resistance and whose use may contribute to negative drug interactions and which may not be appropriate for women who are pregnant or immunocompromised.

The Cern Device may be effective against both yeast and bacterial indications, enabling women, for whom drug based standards of care are neither effective, appropriate, or desired, to live healthier, empowered lives.

Our Traction Video

CERN is a company that is specially focused on women's health. And with me is the chief medical officer, Dr. Melanie Santos, to explain the company and your key products. So, Melanie, let's just give me an overall view of what CERN is all about.

Absolutely.

So, personally, as a physician, I take care of women and have found women to just really struggle with vaginal infections. In fact, millions of women struggle with this. There are different types of infections and things like bacteria, vaginosis, almost 22 million suffer from this. And with yeast infections, several million as well. Almost the whole majority of women have had at least one yeast infection. And so to treat this constantly and constant antibiotics, constant medications, really is frustrating for women. And many women really want to seek alternative treatments. Not everyone is under a physician's care because of this. They just don't want all these drugs. And then there's also women who can't take those drugs for different reasons, such as their immunocompromised from things like cancer or pregnant women. And so what we have found is a way to fulfill that unmet need with a non medication treatment for these infections that millions of women suffer from.

Okay.

We are able to use a light source. It's a microbicidal light source that kills these bacteria and fungus to help keep balance without any antibiotics or treatments.

Okay, well, I know there's some side effects to the antibiotics as well that aren't so fun, so I can see why people are looking for some alternatives. So explain how this works. This is a device that you've invented, right? The company is invented. So explain how it works.

So we use a visible light source that actually changes the bacteria and the fungus that you're trying to kill. Basically, it makes it hard to reproduce, so it won't flourish, and so it's not killing things, which can then cause resistance. We probably have seen this with a pandemic today when we get resistance and things mutate and change, and so then it gets harder and harder to treat it. And with this way, we just stopped that. So it won't mutate, it won't change. You just kill what you're trying to treat. And with this level of light source, we have found it doesn't damage our own good bacteria, nor our skin cells. So it's minimal problems and damage. We don't get that resistance, and we treat women safely and effectively.

Okay, and is this device available now?

Not quite yet. We are in development, but we are on the way.

So then how does that work? Does it go to the FDA for approval? Then eventually, what is the process?

Yes. So we have completed our studies, our animal studies, and we are getting together our clinical studies. And then once we have those completed, it goes to the FDA for approval.

And how big of a market is that? You mentioned that so many women have experienced this. This must be a huge market.

Absolutely.

So just think of all the women in the country. We'll just focus on the United States for now. It's a simpler thing to conceive. 78% of those women have had at least one yeast infection, and then 22 million of those women have had bacteria vaginosis. So these are huge numbers of women in this country who are not only experiencing these infections, but recurrence of these infections. So it's a huge market.

Yeah. And it's interesting because it seems to me like the treatment for this has been the same for decades. Right. I mean, there really isn't a lot of innovation going on. You're one of the first companies to do something different in this area.

Absolutely.

The treatments really are smaller. There's really more derivatives of what antifungal you'll use. Of what antibiotic you will use. There isn't any non medical therapy that's really been useful and effective. So super excited about it.

Yeah. And then you mentioned the US. But I hear so much about globally women and health issues, particularly in third world countries. So might this be something that would go overseas eventually?

This could go everywhere. I mean, there's women everywhere, right?

Yeah. Okay, well, thank you so much, Doctor Santos, for joining us and explaining that. And please keep us updated as this would someday reach physicians offices and we can let them know that it exists.

Absolutely.

Thanks for having me, James. You.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "CERN CORP.", CHANGING ITS NAME FROM "CERN CORP." TO "CERN CORPORATION", FILED IN THIS OFFICE ON THE SEVENTEENTH DAY OF APRIL, A.D. 2020, AT 7:17 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE KENT COUNTY RECORDER OF DEEDS.

Jeffrey W. Bullock, Secretary of State

5960951 8100
SR# 20202949272

Authentication: 202791374
Date: 04-20-20

State of Delaware
Secretary of State
Division of Corporations
Delivered 07:17 PM 04/17/2020
FILED 07:17 PM 04/17/2020
SR 20202949272 - File Number 5960951

**SECOND AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
CERN CORP.
(a Delaware Corporation)**

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

CERN Corp., a corporation (the "**Corporation**") organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**DGCL**"),

DOES HEREBY CERTIFY:

1. That the name of this Corporation is CERN Corp., and that this Corporation was originally incorporated pursuant to the DGCL on February 10, 2016.

2. This Second Amended and Restated Certificate of Incorporation of the Corporation was duly adopted in accordance with Sections 242 and 245 of the DGCL, and restates, integrates, and further amends the provisions of the Corporation's certificate of incorporation as follows:

FIRST: The name of this Corporation is CERN Corporation.

SECOND: The address of the registered office of the Corporation in the State of Delaware is 850 New Burton Road, Suite 201, City of Dover, County of Kent, Delaware 19904; and the name of the registered agent of the Corporation in the State of Delaware at such address is Cogency Global Inc.

THIRD: The nature of the business and of the purposes to be conducted and promoted by the Corporation is to conduct any lawful business, to promote any lawful purpose, and to engage in any lawful act or activity for which corporations may be organized under the DGCL.

FOURTH: The total number of shares of stock which this Corporation shall have authority to issue is Sixty Million (60,000,000) shares, divided into two classes of: (a) Fifty Million (50,000,000) shares of common stock, par value $0.001 per share (the "**Common Stock**"), and (b) Ten Million (10,000,000) shares of preferred stock, par value $0.001 per share (the "**Preferred Stock**").

A. Common Stock

1. <u>Voting</u>. Except as may otherwise be provided in this Second Amended and Restated Certificate of Incorporation of the Corporation (as the same may be amended or amended and restated, this "**Certificate of Incorporation**") or by applicable law, each holder of Common Stock, as such, shall be entitled to one (1) vote for each share of Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote.

2. <u>Dividends</u>. Subject to the applicable laws of the State of Delaware, the applicable provisions of this Certificate of Incorporation, and the rights, if any, of the holders of any outstanding series of Preferred Stock as provided for or fixed pursuant to the provisions of Article Fourth hereof, dividends may be declared and paid on the Common Stock at such times and in such amounts as the Board of Directors of the Corporation (the "**Board**") in its discretion shall determine.

3. Liquidation Rights. Subject to applicable law and the rights, if any, of the holders of any series of Preferred Stock then outstanding, in the event of a liquidation, dissolution or winding-up of the Corporation, the holders of the Common Stock shall be entitled to receive the assets of the Corporation available for distribution to its stockholders ratably in proportion to the number of shares of Common Stock held by them.

B. Preferred Stock

The Preferred Stock may be issued from time to time in one or more series. The Board is hereby expressly authorized to provide for the issue of any or all of the unissued and undesignated shares of the Preferred Stock in one or more series, and to fix the number of shares and to determine or alter for each such series, such voting powers, full or limited, or no voting powers, and such designation, preferences, and relative, participating, optional, or other rights and such qualifications, limitations, or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board providing for the issuance of such shares and as may be permitted by the DGCL.

C. Reclassification

Immediately upon the filing and effectiveness (the "**Effective Time**") of this Second Amended and Restated Certificate of Incorporation pursuant to the DGCL, each share of the existing $0.001 par value Series A Common Stock and $0.001 par value Series B Common Stock of the Corporation ("**Old Common Stock**") issued and outstanding immediately prior to the Effective Time shall be reclassified as and changed into one validly issued, fully paid and nonassessable share of Common Stock of the Corporation ("**New Common Stock**"). Each stock certificate (if any) that theretofore represented shares of Old Common Stock shall thereafter represent that number of shares of New Common Stock into which the shares of Old Common Stock represented by such certificate shall have been reclassified, provided, however, that each person holding of record a stock certificate or certificates that represented shares of Old Common Stock shall be entitled to receive, upon surrender of such certificate or certificates, a new certificate or certificates evidencing and representing the number of shares of New Common Stock to which the shares of Old Common Stock have been reclassified and changed.

FIFTH: A director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or may hereafter be amended. Any amendment, modification or repeal of the foregoing sentence shall not adversely affect any right or protection of a director of the Corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

SIXTH: The Corporation may indemnify to the fullest extent permitted by the DGCL as the same exists or may hereafter be amended, any person made, or threatened to be made, a defendant or witness to any action, suit or proceeding (whether civil or criminal or otherwise) by reason of the fact that such person, or his or her testator or intestate, is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or enterprise. Nothing contained herein shall affect any rights to indemnification to which any person may be entitled by law.

SEVENTH: Unless the Corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director or officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation or any director or officer or other employee of the Corporation

arising pursuant to any provision of the DGCL or the Certificate of Incorporation or the Bylaws of the Corporation (in each case, as they may be amended from time to time), or (iv) any action asserting a claim against the Corporation or any director or officer or other employee of the Corporation governed by the internal affairs doctrine, shall be a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware). Notwithstanding the foregoing, this Article Seventh shall not restrict the selection of a forum for any action brought under the Securities Exchange Act of 1934, as amended, or the rules or regulations promulgated thereunder.

IN WITNESS WHEREOF, this Second Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this Corporation on this 17th day of April 2020.

CERN Corp.

By: /s/ Gregg Klang
Name: Gregg Klang
Title: President and Chief Executive Officer

Exhibit G to Form C

Test The Waters Materials

FOR INVESTORS | GENERAL

Coming Soon: Upcoming StartEngine Offerings

June 27, 2022 | 21 min read



author:
Johanna Cronin

StartEngine is excited to share our upcoming offerings with the public. The following list will be updated regularly to reflect offerings that may be raising capital on StartEngine in the next 30 days.

This blog post was last updated on September 12, 2022.

SkyMirr
SkyMirr | *RF Technology To Better Our Lives*
https://skymirr.com/

Description of Business
At SkyMirr, we are developing Radio Frequency technology and products across multiple industries, including broadband wireless access and medical devices. We plan to use short-term revenue from the broadband wireless market to fund our long-term development of innovative cancer treatment. We are currently pre-market, with real customers already placing initial orders. We have multiple patents pending and more groundbreaking products in development.

Reasons to Invest

- We have developed RF technology with many key applications across multiple industries, and we are engaging in opportunities for both short-term and long-term growth.
- The global 5G RF/antenna market was valued at $280.2 million as of 2020 and is growing at a CAGR of 54.7% (Source). Meanwhile, the cancer therapy market was valued at $158 billion in 2020, with a CAGR of 9.15% (Source).
- We already have an agreement in place with CCL Group to supply innovative advanced RF technology products to improve wireless communication and performance across 21 countries in East and Central Africa (Source). We've also received our first PO from SB-Solutions for RF-based biomedical products.

Team
Dr. Eric (Youngmin) Jo, Ph.D.: Chief Executive Officer, President, Treasurer, and Director, LinkedIn
Dr. Christopher Morton, Ph.D.: Director and Corporate Secretary, LinkedIn

HANGOBI by Hang Obi, Inc
Hangobi | *Hangobi | Hangobi: your go-to, delicious, plant-based daily multivitamin in a can.*
https://hangobi.com/

Description of Business
Hangobi is a delicious daily multivitamin in a can. We are seeking to be your primary recovery solution for working out, in the office or socializing with your friends. We believe we are a fast-growing company with $50.9k+ in overall revenue since late February 2022. In our view, our strong performance is supported by an established online presence with a high reorder rate (44% last 90 days) and a rapid expansion of our retail footprint with over 114 independent stores in New York City since June 2022.

Reasons to Invest

- By combining delicious natural flavor with a reliable and recognizable impact, Hangobi is one of the first all-in-one "daily multivitamins" in a can. Feeling good never tasted so good.

- We have strong traction online and exceptional retail trends. Online: 14k+ social media followers, videos with 50k+ views, $43.4k sales on Shopify and Amazon, 44%+ reorder rate over the last 90 days. Our physical presence: 121+ locations in NYC and counting since June 2022. Keynote partnerships projected in September 2022 will kickstart a high-velocity sell-through of our inventory in Q4 2022.
- The $49.9B functional beverage market is booming but fragmented (source). We believe Hangobi is positioned to capitalize on this by combining a robust brand presence with reliable retail relationships. We were selected by AATAC (Asian American Trade Associations Council) as their primary functional beverage accessing 90,000+ convenience store member locations in the U.S.

Team
Conrad Oberbeck: Co-Founder and Chief Executive Officer, LinkedIn
John Eric Oberbeck: Co-Founder and Chief Marketing Officer, LinkedIn

Nuttin Ordinary
Nuttin Ordinary | *Crafting Premium Plant-Based Food With Integrity*
https://www.nuttinordinary.com/

Description of Business
Nuttin Ordinary® is a premium cheese & food company that is 100% plant-based, breaking new ground in the vegan cheese market. We use cashews, quality natural ingredients, and age-old craft cheese fermentation techniques to create delicious, clean & simple ingredient 100% plant-based food. Our products are available in a variety of locations across the Northeast, and we are ready to scale.

Reasons to Invest

- Using our proprietary craft fermentation process, we created a delicious, premium, plant-based cheese, using only clean and simple ingredients.
- The plant-based food market is valued at $7 billion and includes over 100 million Americans (Source).
- We own our own proprietary manufacturing process and have proven market fit in multiple channels including; Whole Foods, Direct to Consumer Websites, Wegman's, FreshDirect, MarketBasket, and Local Co-Ops & Natural Food Stores.

Team
Joshua Velasquez: Chief Executive Officer / Director, LinkedIn
Adam Hamilton: Chief Operating Officer / Director, LinkedIn

CytexOrtho
CytexOrtho | *One Biodegradable Implant. Full Joint Restoration.*
https://cytexortho.com/

Description of Business
CytexOrtho is a healthcare startup that is developing technology and solutions for younger patients with hip pain to address early joint degeneration. The company's lead product is a cutting-edge biodegradable medical implant that restores joint cartilage and bone instead of replacing it with artificial materials found in a total joint replacement. While this product is not yet commercially available, CytexOrtho is currently preparing for an FDA IDE submission to begin clinical trials for it and expects to begin these trials in 2023.

Reasons to Invest

- Highly Validated Technology – Our technology is backed by over 20 years of award-winning research, with 5 U.S. patents issued, and over $17M in non-dilutive NIH grant funding. Our publication record, patents, and funding success underscore the novelty of our approach to joint regeneration.
- Projected Market Opportunity – The hip preservation U.S. Market Opportunity is estimated in excess of $4B and is growing at 18%+ per year.* Joint preservation solutions are desperately needed in the young and active patient, and there are few competing technologies in this sector.

- Expert Leadership – CytexOrtho has assembled a team of experts in cartilage tissue engineering, medical device development, and hip preservation. Founded by some of the world's leading scientists in cartilage engineering, and joined by world-renowned physicians and experienced businessmen, CytexOrtho is positioned for success.

Team
Bradley Estes, PhD: CEO, LinkedIn
Franklin Moutos, PhD: VP Technology

Smart IOPS
SMART IOPS | *Making Data Alive™*
https://smartiops.com/

Description of Business
Smart IOPS builds leading-edge data storage and analysis products that enable next-generation applications requiring quick and reliable access to data. Our first product was ready for the market in 2021 after 8 years of research and development (R&D). We have a marquee list of customers like NASA, The Trade Desk, and LexisNexis, and our revenue has tripled in the first half of 2022 versus the whole of 2021. We address a large and rapidly growing market with differentiated technology protected by a strong portfolio of patents. As data continues to be central to almost all existing and emerging applications, we believe Smart IOPS has potential for growth over the coming years.

Reasons to Invest

- The enterprise Solid State Device (SSD) market is a $20 billion market and is forecasted to grow to $46 billion by 2030.
- We believe we are one of the performance leaders in this large enterprise SSD market.
- Our robust patent portfolio protects technology leadership with 16 US patents granted and several more in the pipeline.

Team
Ashutosh Das: President and CEO, LinkedIn
Manuel D'Abreu: Senior VP and Chief Scientist, LinkedIn

StorEn Technologies, Inc.
StorEn Technologies | *Renewable Energy Storage*
https://www.storen.tech/

Description of Business
StorEn answers the call for long-lasting, 100% recyclable, safe and affordable energy storage by developing evolutionary vanadium flow batteries. Their disruptive patent-pending all-vanadium flow battery technology for energy storage delivers the lowest cost per cycle in the world, up to eight times lower than lithium-ion batteries. StorEn is has most recently signed an agreement with Connexus Energy, a utility company, to demonstrate the use of our system in a microgrid application that includes charging the battery with utility scale solar and using the system to charge electric vehicles (EVs) on-site at Connexus Headquarters. This first deployment will prove that our advanced energy storage technology is ready for commercial deployment. We will begin to take orders for systems with delivery starting in early 2023.

Reasons to Invest

- Raised $ 8M+ from over 6,500 investors on StartEngine along with Venture Capital from ANYSEED Fund
- 4 patents extended internationally in the PCT National Phase securing our innovative IP in all major regions and countries in the world
- Secured first order for $500k from Australian partner, and the first battery was delivered to Brisbane in Q1 2020 with additional units being manufactured
- Selected by GridCatalyst in Minnesota as a cohort partner for early stage demonstration projects with key companies located in the midwest. StorEn's demonstration project partner is Connexus Energy, a rural electric cooperative utility company.

Team
John Davis: CEO, Treasurer & Director, LinkedIn
Angelo D'Anzi: Founder, CTO, & Director, LinkedIn

Clear Club
Clear Club | *Affordable & Custom Dental Guards*
https://clearclub.com/

Description of Business
ClearClub is a direct-to-consumer company that is known for custom guards for teeth grinding at a fraction of the dentist's price. With more than 30,000+ customers, ClearClub is the most reviewed company in the market. Rather than going to a dental office and paying $300-$1,000, ClearClub eliminated the middlemen to offer customers the same product for $95. The company is now expanding its product line and has launched whitening kits, sports guards, and retainers.

Reasons to Invest

- ClearClub is backed by US venture capitalists and venture funds focused on direct-to-consumer and healthcare products.
- Over 40 million dental guards were sold last year (source), however, many people don't know that you need to replace them every 3-6 months due to the buildup of plaque and bacteria (source). ClearClub believes their facilities are ready to scale dramatically.
- ClearClub has over 30,000 customers and 3,500+ website reviews and has recently expanded into other oral care products having launched sports guards and whitening kits.

Team
Pablo Osorio Martini: CEO & President, LinkedIn
Garrett Gilbertson: Director, LinkedIn

Noshinku
Noshinku | *Your Hands Deserve The Best*
https://www.noshinku.com

Description of Business
Noshinku makes an award winning hand sanitizer that is designed through the lens of premium skincare. Good health is at the center of everything we do and we believe that the products meant to keep us healthy can only do so if we're inclined to use them. Through sustainable and aesthetically pleasing design Noshinku promotes healthy habits that make up the details of a life lived well.

Reasons to Invest

- We have national distribution in Nordstrom, Saks Fifth Avenue, The Container Store, Bespoke Post, Eataly, and Neiman Marcus, as well as corporate customers including the Ace Hotel, Rosewood Hotel, Four Seasons, JP Morgan, TikTok, and the Industrious co-working spaces.
- Over $3M in sales since July 2020 with 138% YoY Growth in 2021. The hand sanitizer market is expected to grow to $7.5 billion by 2025 (Source).
- Our refillable designs, premium cosmetic ingredients and uniquely sleek aesthetics offer a desirable experience to consumers and corporate clients that Women's Health Magazine and Byrdie named the Best Hand Sanitizer on the market, alongside editor's picks in Vogue, Men's Health Magazine, GQ and many more (Source | Source).

Team
Andrew Zahornacky: CEO, LinkedIn
Arie Hefter: CMO, LinkedIn

HeatGen
HeatGen | *Your Favorite Drinks and Soups, Hot When You Want*
https://www.poweredbyheatgen.com

Description of Business
HeatGen has developed an on-demand, self-heating beverage packaging innovation that heats your favorite coffee, soup, tea, sake, or broth on the go with a simple twist of the bottom cap. Our technology uses a patented thermal reaction to deliver ready-to-drink beverages wherever and whenever consumers want them. We have licensed our technology and launched with two premium coffee companies: La Colombe and High Brew, and have other brands and categories in the pipeline for 2022.

Reasons to Invest

- Consumers love the ability to heat their favorite premium ready-to-drink beverages on demand, expanding use opportunities and meeting their active lifestyles.
- Brands love HeatGen's technology because it helps them grow market share in the trillion-dollar ready-to-drink market, where premium products like coffee are growing twice as fast as the overall market (Source).
- Currently launched in multiple markets and channels, first with La Colombe Coffee then High Brew Coffee. Available online and in over 100 Central Texas stores, and in all Wegman's stores.

Team
Mark Turner: CEO and President, LinkedIn
Matt Gase: Director, LinkedIn

Top Corp
Top Corp | *Building the most comprehensive consumer engagement & data platform*
https://www.topcorp.com

Description of Business
Top Corp powers live polling and data collection across all digital channels and devices, for brands, publishers, and content creators. Our Mission is to build the most comprehensive consumer engagement and data platform on the planet, by owning the customer polling industry. Our technology provides a simple method for brands to create and power polls, quizzes, and engaging content, no matter the desired format or channel. Brands receive actionable, first-party data about their customers, as well as predictive future behavior using AI. We have launched our SaaS platform and have already developed relationships with 75% of the top 200 media spenders.

Reasons to Invest

- Utilizing polling and voting across all formats, devices and channels, we provide the most up-to-date consumer data, without cookies.
- Invest in a company that addresses two growing issues: data privacy and customer engagement. Digital media and online engagement has increased by nearly 40% in the past year alone (source).
- Our ability to be a data, engagement, and research platform, across all devices and all channels. Our competitors largely focus on a few channels, we reach customers wherever they may dwell.

Team
Will Cohen: Founder, CEO & Director, LinkedIn
Marvin Scaff: CTO

Certaintio
Certaintio | *Package, protect and display multi-asset NFTs*
https://www.certaintio.com

Description of Business
Certaintio is developing comprehensive protection solutions for the NFT market. Using blockchain-based technologies, we aim to be one of the leaders in the movement to create verifiable, secure multi-asset NFTs that are protected against alteration and duplication. We are currently in the pre-revenue research and development stage, with the core of our technology already completed and patented.

Reasons to Invest:

- With our technology, sophisticated multi-asset NFTs can be packaged, protected, and displayed using our patented single-file process.
- We believe Certainto may become one of the early movers building the protection and authenticity layer that will become essential for the NFT market's long-term growth.
- We plan to give our technology the ability to integrate with established NFT exchanges to provide a "one stop shop" for NFT creation and marketplace transactions.

Team
Brian Howell: Chief Technology Officer, LinkedIn
William Agush: Chief Executive Officer, LinkedIn

MJoose, Inc.
MJoose | *Signal-Boosting Smartphone Cases*
https://mjoose.com

Description of Business
MoJoose is a California-based technology startup that has created the mJoose case, a 4-in-1 smartphone case that can boost your cell signal, charge your phone's battery, reduce the radiation emitted from the device, and protect your phone. Amplify your cell signal, decrease dead zones, and extend your phone's battery life by up to 100%. The mJoose case has completed an initial pilot launch and MoJoose is working towards an official commercial launch for the product.

Reasons to Invest:

- The mJoose case is FCC-approved, Apple MFi-certified ("Made for iPhone"), and has won six CES Innovation awards.
- In 2022, there are over 6.6 billion smartphone users, making the smartphone market one of the largest addressable markets in the world at a value of $448B.*
- MoJoose has secured 10 patents for its breakthrough technology and is led by a world-class team of experts in Global Operations and High Volume Manufacturing, with deep experience in Wireless Technology and Consumer Electronics.

Team
Daniel Ash: President & CEO, Board Member, LinkedIn
Robert Legendre- COO & Board Member, LinkedIn

Cern Corporation
Cern Corporation | *Microbicidal Light Treatment for Fungal & Bacterial Vaginosis*

Description of Business
Cern Corporation, Inc. is developing and commercializing an effective, non-drug therapeutic treatment for fungal and bacterial vaginosis. The Cern Device™ uses low-level microbicidal light to mitigate pathogens associated with yeast and bacterial vaginosis in order to promote a healthy microbiome without the need for drugs. The small, device, similar in size to a tampon, is designed for use at home, as needed when needed, based on familiar symptoms. Our company is pre-revenue and in prototyping stages. Cern has been granted utility and design patents along with trademarks. Cern has also received supportive 3rd part assessment specific to Freedom to Operate.

Reasons to Invest

- We believe the Cern Device™ is the only patented Microbicidal Light device for the treatment of fungal, as well as bacterial vaginosis.
- The global FemTech Market Size accounted for $46.3B in 2021 and is projected to grow an average CAGR of 13.3% from 2020 till 2025 (source).
- Cern has received both utility and design patents along with independent review confirming Freedom to Operate. Our technology and application have been acknowledged by independent science and healthcare experts as what

may be a significant break-through for women's health.

Massage Robotics

Massage Robotics | *Just for the feel of it*
https://www.massagerobotics.com

Description of Business
Life hurts, so we make massage robots to feel human again. There is a shortage of therapists, a reputation of sexual misconduct, and escalating prices at massage/wellness clinics–and all of these are getting worse. We are the first to create a massage robot enabled by Machine Learning, AI, and Natural Language Processing to address the $110B global massage market. We offer a Robot-as-a-Service (RaaS) monthly subscription for B2B wellness clinics. Robots can work 24/7/365–no vacations, sick days, holidays, benefits, or taxes–to generate significant profits.

Reasons to Invest

- Massage robots are the solution to a shortage of therapists, the problems of sexual misconduct, and the escalating prices at massage and wellness clinics.
- Google believes in our vision. Google invested both their money and engineers. For two years, Google supported the development of Machine Learning, AI, and Natural Language Processing for our robot.
- We are good at what we do. For 22 years, the founders have designed hundreds of products for Startups to Fortune 500 companies across the globe. They have launched new products in the areas of automation, aviation, military, medical, industrial, and consumer electronics. Plus, a successful Exit in 2006.

Team
Christian Mackin: Co-founder, Secretary, Treasurer, Director & CEO, LinkedIn
Sean Mackin: Co-Founder & Business Development, LinkedIn

AllCertified, Inc.

AllCertified, Inc. | *NFT Patent-Pending Digital Autograph Toolkit*
https://www.allcertified.ai/

Description of Business
AllCertified has developed a visionary patent pending digital toolkit, that enables individuals to create, manage and affix digitized autographs to NFTs to guarantee authenticity. This process not only has the potential to increase the worth of an NFT by attaching its creator or a celebrity's autograph to it, but it also certifies an NFT's legitimacy and addresses the problem of fraudulent transactions. The company is spearheaded by a seasoned group of NFT gurus and fintech programmers with more than 60 years of combined experience. AllCertified is pre-revenue. Only now, having filed in May its IP patent-protection documents covering 156 countries, will business development, sales and marketing action steps begin.

Reasons to Invest

- Patent-pending technology allows AllCertifed to affix a digital, blockchain-authenticated autograph to guarantee an NFT's authenticity.
- The global digital NFT collectible market grew to $41 billion in 2021 (source).
- NFTs are collectibles, and astute fans, collectors, investors and auction houses know from experience that autographed collectibles are worth multiple times more than unsigned pieces (source).

Team
Michael Eckstein: Founder/CEO, Director, President, Secretary, and Treasurer, LinkedIn
Dennis Egen: CTO & Director, LinkedIn

Swiss Precision Active Inc.
Swiss Precision Active Inc. | *Patented Copper Antimicrobial Fabric, Protecting Our Customer While Helping Our Planet*
https://swissprecisionactive.com/

Description of Business
Swiss Precision is an Eco HealthTech apparel brand that blends copper and natural organic fabrics for the medical scrub, uniform, and accessories markets. Our fabrics combine copper's antimicrobial benefits with a design for fit and style, making them lightweight, wash durable, moisture wicking, and odor-free. Our company is currently pre-revenue, but we have been accepted as a vendor to be sold across 50,000 hospitals in the US and we intend to launch our product alongside our campaign launch.

Reasons to Invest

- We believe we have made one of the first new and unique copper + natural, fully patented Eco HealthTech materials
- Targeting the $94 billion medical clothing and accessories market, it is expected to grow to USD 140.64 billion in 2028 at a CAGR of 5.9% in the 2021-2028 period (source)
- Minority-owned and accepted as a vendor to be sold across 50,000 hospitals in the US

Team
Leslie C. Dotson: CEO, CFO, Director, LinkedIn
Rob Steven Williams: President, Secretary, Director, LinkedIn

VeraScore
VeraScore | *Cultivating financial health for the future.*
https://www.myverascore.com

Description of Business
VeraScore™ is a pre-revenue SaaS fintech platform designed to objectively measure a consumer's financial health. Our mission is to easily connect lenders with responsible borrowers, promote financial literacy, and level the playing field for all individuals, including those in traditionally underserved markets.

Reasons to Invest

- VeraScore™ delivers an objective analysis of an individual's financial health in order to minimize risk for lenders and benefit underserved consumers.
- The consumer credit scoring market alone is worth $6 billion annually, while the consumer underwriting market costs more than $140 billion annually. Moreover, banks are increasingly relying less on the use of FICO scores.*
- Spearheaded by an elite team of established executives with over a century of combined experience.

Team
Geff Woodward: Founder, CEO, and Chairman of the BOD – LinkedIn
Trond-Henning Olesen: Co-founder, CTO, and Vice Chairman of the BOD – LinkedIn

Lumilly
Lumilly | *Stories for tomorrow's generation, told by today's leaders.*
https://lumilly.com

Description of Business
Lumilly is an ecommerce brand exclusively releasing children's books and animated content curated by athletes, artists, actors, and public figures. By leaning on celebrity partnerships and the in-house creation of merchandise, Lumilly maintains the ability to fast-track the popularity and profitability of its properties. We're currently in-market with plans to expand into an industry where there is opportunity to dramatically grow our company with new products.

Reasons to Invest

- We create some of the most engaging, celebrity-backed kids content. Lumilly uses data-driven tools to hand pick celebrity partners that have a strong following of moms between the ages of 25-40. We then help our celebrity partners create authentic and meaningful content that they feel passionate about.
- We've generated $123K in revenue since November 2021 with the sale of our first two celebrity picture books through the Lumilly website, and in Target stores nationwide. In the trailing 6 months, our books were featured on Ellen, The Drew Barrymore Show, The Kelly Clarkson Show, and more, while future releases include our biggest celebrity partners yet.
- We are expanding into animation – an industry projected to double from $350B in 2020 to $650B by 2030 – with the help of our tenured advisory board, celebrity support, and an award-winning animation studio.

Team
Aaron Naft: Founder – LinkedIn
Chloe Cunagin: Founder – LinkedIn

Set Jet
Set Jet | *Ready? Set, Jet!*
https://setjet.com

Description of Business
Set Jet is a Membership based private jet charter program, available exclusively for its security pre-screened and approved Members. Set Jet's revolutionary new approach to private jet air travel is here at a time when the private jet industry is soaring – and we believe we are coming in with a first mover advantage. In just over two years, Set Jet has executed over 4,000 flights and has grown its membership to over 5,200 members, with over 200% growth in memberships just last year!

Reasons to Invest

- We feel that Set Jet provides the most luxurious form of air travel in the industry at a reasonable price.
- Private Jet travel is experiencing growth. In Fact, comparing a recent 4-week timeframe, U.S. private jet travel was up 27% over last year.
- Our initial market has strongly demonstrated that our model is a market fit, and we are now ready to scale to other markets and regions.

Team
Thomas P Smith: CEO, President and Director – LinkedIn
William R Smith III (Trey): COO, Secretary and Director – LinkedIn

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Equity Crowdfunding by the Numbers: August '22

Josh Chu September 9, 2022

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